SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                             -----------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                  Viatel, Inc.

                                (Name of Issuer)


                     Common Stock, par value $0.01 per share

                         (Title of Class of Securities)


                                    925529208

                                 (CUSIP Number)


                                Thomas O.  Hicks
                   c/o Hicks, Muse, Tate & Furst Incorporated
                               200 Crescent Court
                                   Suite 1600
                              Dallas, Texas  75201
                                 (214) 740-7300

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                   Copies to:

                                  Eric S. Shube
                             Vinson & Elkins, L.L.P.
                           1325 Avenue of the Americas
                            New York, New York 10019
                                 (917) 206-8005


                                  March 9, 2000

             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]




                         (Continued  on  following  pages)

CUSIP  NO.  87959Y  10  3
--------------------------------------------------------------------------

1     Name  of  Reporting  Person
      I.R.S.  Identification  No.  of  above  person  (entities  only)

      Mr.  Thomas  O.  Hicks
--------------------------------------------------------------------------

2     Check  the  appropriate  box  if  a  member  of  a  group*   (a)  [ ]
                                                                   (b)  [ ]
--------------------------------------------------------------------------

3     SEC  use  only
--------------------------------------------------------------------------

4     Source  of  Funds  N/A
--------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6     Citizenship  or  Place  of  Organization         United  States

                                7     Sole  Voting  Power                      0
Number of Shares Beneficially   -----------------------------------------------
                                8     Shared  Voting  Power*           4,519,599
  Owned by Each Reporting       -----------------------------------------------
                                9     Sole  Dispositive  Power                 0
       Person  With             -----------------------------------------------

                                10    Shared  Dispositive  Power*      4,519,599
--------------------------------------------------------------------------------

11     Aggregate  Amount Beneficially Owned by each Reporting Person** 4,519,599
--------------------------------------------------------------------------------

12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares     [ ]
--------------------------------------------------------------------------------

13     Percent  of  Class  Represented  by  Amount  in  Row  (11)**  8.6%
--------------------------------------------------------------------------------

14     Type  of  Reporting  Person  IN
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP  NO.  87959Y  10  3
--------------------------------------------------------------------------------

1     Name  of  Reporting  Person
      I.R.S.  Identification  No.  of  above  person  (entities  only)

      HMEU  Viatel  Qualified  Fund,  LLC
--------------------------------------------------------------------------------
2     Check  the  appropriate  box  if  a  member  of  a  group*   (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
3     SEC  use  only
--------------------------------------------------------------------------------

4     Source  of  Funds  OO
--------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6     Citizenship  or  Place  of  Organization  Delaware
--------------------------------------------------------------------------------

                                 7     Sole  Voting  Power                     0
Number of Shares Beneficially    -----------------------------------------------
                                 8     Shared  Voting  Power*          1,959,756
  Owned by Each Reporting        -----------------------------------------------
                                 9     Sole  Dispositive  Power                0
      Person  With               -----------------------------------------------
                                 10    Shared  Dispositive  Power*     1,959,756
                                 -----------------------------------------------
11     Aggregate  Amount Beneficially Owned by each Reporting Person** 1,959,756
--------------------------------------------------------------------------------
12     Check if the Aggregate Amount in Row (11)  Excludes Certain Shares    [ ]
--------------------------------------------------------------------------------

13     Percent  of  Class  Represented  by  Amount  in  Row  (11)**  3.9%
--------------------------------------------------------------------------------

14     Type  of  Reporting  Person                N/A
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP  NO.  87959Y  10  3
--------------------------------------------------------------------------------

1     Name  of  Reporting  Person
      I.R.S.  Identification  No.  of  above  person  (entities  only)

      Hicks,  Muse,  Tate  &  Furst  Europe  Fund,  L.P.
--------------------------------------------------------------------------------

2     Check  the  appropriate  box  if  a  member  of  a  group*   (a)  [ ]
                                                                   (b)  [ ]
--------------------------------------------------------------------------------

3     SEC  use  only
--------------------------------------------------------------------------------

4     Source  of  Funds                   N/A
--------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6     Citizenship  or  Place  of  Organization  Delaware
--------------------------------------------------------------------------------

                                  7     Sole  Voting  Power                    0
Number of Shares Beneficially     ----------------------------------------------
                                  8     Shared  Voting  Power*         1,959,756
  Owned by Each Reporting         ----------------------------------------------
                                  9     Sole  Dispositive  Power               0
       Person  With               ----------------------------------------------
                                  10    Shared  Dispositive  Power*    1,959,756
                                  ----------------------------------------------

11     Aggregate  Amount Beneficially Owned by each Reporting Person** 1,959,756
--------------------------------------------------------------------------------
12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares     [ ]
--------------------------------------------------------------------------------
13     Percent  of  Class  Represented  by  Amount  in  Row  (11)**  3.9%
--------------------------------------------------------------------------------
14     Type  of  Reporting  Person  PN


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP  NO.  87959Y  10  3
--------------------------------------------------------------------------------
1     Name  of  Reporting  Person
      I.R.S.  Identification  No.  of  above  person  (entities  only)

      HMEU  Viatel  Private  Fund,  LLC
--------------------------------------------------------------------------------

2     Check  the  appropriate  box  if  a  member  of  a  group*  (a)  [ ]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
3     SEC  use  only
--------------------------------------------------------------------------------
4     Source  of  Funds  N/A
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6     Citizenship  or  Place  of  Organization  Delaware
--------------------------------------------------------------------------------

                                 7     Sole  Voting  Power                     0
Number of Shares Beneficially    -----------------------------------------------
                                 8     Shared  Voting  Power*             11,515
   Owned by Each Reporting.      -----------------------------------------------
                                 9     Sole  Dispositive  Power                0
       Person  With              -----------------------------------------------
                                 10    Shared  Dispositive  Power*        11,515
                                 -----------------------------------------------

11     Aggregate  Amount  Beneficially  Owned  by each Reporting Person** 11,515
--------------------------------------------------------------------------------
12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares     [ ]
--------------------------------------------------------------------------------
13     Percent  of  Class  Represented  by  Amount  in  Row  (11)**  0.02%
--------------------------------------------------------------------------------
14     Type  of  Reporting  Person  OO
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP  NO.  87959Y  10  3
--------------------------------------------------------------------------------

1     Name  of  Reporting  Person
      I.R.S.  Identification  No.  of  above  person  (entities  only)

      Hicks,  Muse,  Tate  &  Furst  Europe  Private  Fund,  L.P.
--------------------------------------------------------------------------------

2     Check  the  appropriate  box  if  a  member  of  a  group*   (a)  [ ]
                                                                   (b)  [ ]
--------------------------------------------------------------------------------

3     SEC  use  only
--------------------------------------------------------------------------------

4     Source  of  Funds  OO
--------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6     Citizenship  or  Place  of  Organization  Delaware
--------------------------------------------------------------------------------

                                    7     Sole  Voting  Power                  0
Number of Shares Beneficially       --------------------------------------------

                                    8     Shared  Voting  Power*          11,515
   Owned by Each Reporting          --------------------------------------------

                                    9     Sole  Dispositive  Power             0
       Person  With                 --------------------------------------------

                                    10    Shared  Dispositive  Power*     11,515
                                    --------------------------------------------

11     Aggregate  Amount  Beneficially  Owned  by each Reporting Person** 11,515
--------------------------------------------------------------------------------

12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares     [ ]
--------------------------------------------------------------------------------

13     Percent  of  Class  Represented  by  Amount  in  Row  (11)**  0.02%
--------------------------------------------------------------------------------

14     Type  of  Reporting  Person  PN
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP  NO.  87959Y  10  3
--------------------------------------------------------------------------------
1     Name  of  Reporting  Person
      I.R.S.  Identification  No.  of  above  person  (entities  only)

      HMEU  GP  LLC
--------------------------------------------------------------------------------
2     Check  the  appropriate  box  if  a  member  of  a  group*   (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------

3     SEC  use  only
--------------------------------------------------------------------------------

4     Source  of  Funds  OO
--------------------------------------------------------------------------------

5     Check  if  Disclosure  of  Legal Proceedings is Required Pursuant to Items
      2(d)  or  2(e)    [ ]
--------------------------------------------------------------------------------

6     Citizenship  or  Place  of  Organization  Texas
--------------------------------------------------------------------------------

                                   7  Sole  Voting  Power                      0
Number of Shares Beneficially      ---------------------------------------------
                                   8  Shared  Voting  Power*           1,971,271
   Owned by Each Reporting         ---------------------------------------------
                                   9  Sole  Dispositive  Power                 0
      Person  With                 ---------------------------------------------
                                   10  Shared  Dispositive  Power*     1,971,271
                                   ---------------------------------------------

11     Aggregate Amount Beneficially Owned by each Reporting Person**  1,971,271
--------------------------------------------------------------------------------
12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares     [ ]
--------------------------------------------------------------------------------
13     Percent  of  Class  Represented  by  Amount  in  Row  (11)**  4.0%
--------------------------------------------------------------------------------
14     Type  of  Reporting  Person  OO
--------------------------------------------------------------------------------



* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP  NO.  87959Y  10  3
--------------------------------------------------------------------------------
1     Name  of  Reporting  Person
      I.R.S.  Identification  No.  of  above  person  (entities  only)

      HMEU  Viatel  I-EQ  Coinvestors,  LLC
--------------------------------------------------------------------------------
2     Check  the  appropriate  box  if  a  member  of  a  group*   (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------

3     SEC  use  only
--------------------------------------------------------------------------------

4     Source  of  Funds  OO
--------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6     Citizenship  or  Place  of  Organization  Delaware
--------------------------------------------------------------------------------

                                  7     Sole  Voting  Power                    0
Number of Shares Beneficially     ----------------------------------------------
                                  8     Shared  Voting  Power*            36,072
  Owned by Each Reporting         ----------------------------------------------
                                  9     Sole  Dispositive  Power               0
       Person  With              -----------------------------------------------
                                 10     Shared  Dispositive  Power*       36,072
                                 -----------------------------------------------

11     Aggregate Amount Beneficially Owned  by each Reporting Person**    36,072
--------------------------------------------------------------------------------
12     Check if the Aggregate Amount in Row (11)  Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
13     Percent  of  Class  Represented  by  Amount  in  Row  (11)**  0.1%
--------------------------------------------------------------------------------
14     Type  of  Reporting  Person  OO
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP  NO.  87959Y  10  3
--------------------------------------------------------------------------------
1     Name  of  Reporting  Person
      I.R.S.  Identification  No.  of  above  person  (entities  only)

      HMEU  I-EQ  Coinvestors,  L.P.
--------------------------------------------------------------------------------
2     Check  the  appropriate  box  if  a  member  of  a  group*   (a)  [ ]
                                                                   (b)  [X]
--------------------------------------------------------------------------------

3     SEC  use  only
--------------------------------------------------------------------------------

4     Source  of  Funds  OO
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6     Citizenship  or  Place  of  Organization  Cayman  Islands

                                  7     Sole  Voting  Power                    0
Number of Shares Beneficially     ----------------------------------------------
                                  8     Shared  Voting  Power*            36,072
   Owned by Each Reporting        ----------------------------------------------
                                  9     Sole  Dispositive  Power               0
       Person  With               ----------------------------------------------
                                  10    Shared  Dispositive  Power*       36,072
                                  ----------------------------------------------

11     Aggregate  Amount  Beneficially  Owned  by each Reporting Person** 36,072
--------------------------------------------------------------------------------
12     Check if  he Aggregate Amount in Row (11) Excludes Certain Shares     [ ]
--------------------------------------------------------------------------------
13     Percent  of  Class  Represented  by  Amount  in  Row  (11)**  0.1%
--------------------------------------------------------------------------------
14     Type  of  Reporting  Person  PN
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP  NO.  87959Y  10  3
--------------------------------------------------------------------------------
1     Name  of  Reporting  Person
      I.R.S.  Identification  No.  of  above  person  (entities  only)

      HMEU  Viatel  I-SBS  Coinvestors,  LLC
--------------------------------------------------------------------------------
2     Check  the  appropriate  box  if  a  member  of  a  group*   (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------
3     SEC  use  only
--------------------------------------------------------------------------------
4     Source  of  Funds  OO
--------------------------------------------------------------------------------
5     Check  if  Disclosure  of  Legal Proceedings is Required Pursuant to Items
      2(d)  or  2(e)   [ ]
--------------------------------------------------------------------------------
6     Citizenship  or  Place  of  Organization  Delaware
--------------------------------------------------------------------------------

                                   7     Sole  Voting  Power                  0
Number of Shares Beneficially      ---------------------------------------------
                                   8     Shared  Voting  Power*          47,922
  Owned by Each Reporting          ---------------------------------------------

                                   9     Sole  Dispositive  Power             0
      Person  With                 ---------------------------------------------

                                   10    Shared  Dispositive  Power*     47,922
                                   ---------------------------------------------

11     Aggregate Amount  Beneficially  Owned  by each Reporting Person** 47,922
--------------------------------------------------------------------------------
12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
13     Percent  of  Class  Represented  by  Amount  in  Row  (11)**  0.1%
--------------------------------------------------------------------------------
14     Type  of  Reporting  Person  OO
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP  NO.  87959Y  10  3
--------------------------------------------------------------------------------
1     Name  of  Reporting  Person
      I.R.S.  Identification  No.  of  above  person  (entities  only)

      HMEU  I-SBS  Coinvestors,  L.P.
--------------------------------------------------------------------------------
2     Check  the  appropriate  box  if  a  member  of  a  group*   (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------
3     SEC  use  only
--------------------------------------------------------------------------------
4     Source  of  Funds  OO
--------------------------------------------------------------------------------
5     Check  if  Disclosure  of  Legal Proceedings is Required Pursuant to Items
      2(d)  or  2(e)   [ ]
--------------------------------------------------------------------------------
6     Citizenship  or  Place  of  Organization  Cayman  Islands
--------------------------------------------------------------------------------

                                 7     Sole  Voting  Power                     0
Number of Shares Beneficially    -----------------------------------------------

                                 8     Shared  Voting  Power*             47,922
  Owned by Each Reporting        -----------------------------------------------

                                 9     Sole  Dispositive  Power                0
       Person  With              -----------------------------------------------

                                 10    Shared  Dispositive  Power*        47,922
                                 -----------------------------------------------

11     Aggregate  Amount  Beneficially  Owned  by each Reporting Person** 47,922
--------------------------------------------------------------------------------

12     Check if the Aggregate Amount in Row (11)  Excludes Certain Shares [ ]
--------------------------------------------------------------------------------

13     Percent  of  Class  Represented  by  Amount  in  Row  (11)**  0.1%
--------------------------------------------------------------------------------

14     Type  of  Reporting  Person  PN
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP  NO.  87959Y  10  3
--------------------------------------------------------------------------------

1     Name  of  Reporting  Person
      I.R.S.  Identification  No.  of  above  person  (entities  only)

      HMEU  Intermediate  Partners  I-C,  L.P.
--------------------------------------------------------------------------------

2     Check  the  appropriate  box  if  a  member  of  a  group*   (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------
3     SEC  use  only
--------------------------------------------------------------------------------

4     Source  of  Funds  OO

5     Check  if  Disclosure  of  Legal Proceedings is Required Pursuant to Items
      2(d)  or  2(e)   [ ]

6     Citizenship  or  Place  of  Organization      Cayman  Islands

                                 7     Sole  Voting  Power                     0
Number of Shares Beneficially
                                 8     Shared  Voting  Power*             83,994
   Owned by Each Reporting
                                 9     Sole  Dispositive  Power                0
       Person  With
                                 10    Shared  Dispositive  Power*        83,994

11     Aggregate  Amount  Beneficially  Owned  by each Reporting Person** 83,994

12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13     Percent  of  Class  Represented  by  Amount  in  Row  (11)**  0.2%

14     Type  of  Reporting  Person  PN


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP  NO.  87959Y  10  3

1     Name  of  Reporting  Person
      I.R.S.  Identification  No.  of  above  person  (entities  only)

      Viatel  PG  Europe,  LLC

2     Check  the  appropriate  box  if  a  member  of  a  group*   (a) [ ]
                                                                   (b) [X]

3     SEC  use  only

4     Source  of  Funds  OO

5     Check  if  Disclosure  of  Legal Proceedings is Required Pursuant to Items
      2(d)  or  2(e)   [ ]

6     Citizenship  or  Place  of  Organization      Delaware

                                  7     Sole  Voting  Power                    0
Number of Shares Beneficially
                                  8     Shared  Voting  Power*           204,533
  Owned by Each Reporting
                                  9     Sole  Dispositive  Power               0
      Person  With
                                  10    Shared  Dispositive  Power*      204,533

11     Aggregate  Amount  Beneficially  Owned by each Reporting Person** 204,533

12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

13     Percent  of  Class  Represented  by  Amount  in  Row  (11)**  0.4%

14     Type  of  Reporting  Person  OO


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP  NO.  87959Y  10  3

1     Name  of  Reporting  Person
      I.R.S.  Identification  No.  of  above  person  (entities  only)

      HM  PG  Europe  I,  C.V.

2     Check  the  appropriate  box  if  a  member  of  a  group*   (a) [ ]
                                                                   (b) [X]

3     SEC  use  only

4     Source  of  Funds  OO

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6     Citizenship  or  Place  of  Organization    Netherlands

                                  7     Sole  Voting  Power                  0
Number of Shares Beneficially
                                  8     Shared  Voting  Power*         204,533
  Owned by Each Reporting
                                  9     Sole  Dispositive  Power             0
       Person  With
                                  10    Shared  Dispositive  Power*    204,533

11     Aggregate  Amount  Beneficially  Owned by each Reporting Person** 204,533

12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13     Percent  of  Class  Represented  by  Amount  in  Row  (11)**  0.4%

14     Type  of  Reporting  Person  PN


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP  NO.  87959Y  10  3

1     Name  of  Reporting  Person
      I.R.S.  Identification  No.  of  above  person  (entities  only)

      HMEU  Fund  I-C,  Inc.

2     Check  the  appropriate  box  if  a  member  of  a  group*   (a) [ ]
                                                                   (b) [X]

3     SEC  use  only

4     Source  of  Funds  OO

5     Check  if  Disclosure  of  Legal Proceedings is Required Pursuant to Items
      2(d)  or  2(e)   [ ]

6     Citizenship  or  Place  of  Organization     Cayman  Islands

                                 7     Sole  Voting  Power                    0
Number of Shares Beneficially
                                 8     Shared  Voting  Power*           288,527
  Owned by Each Reporting
                                 9     Sole  Dispositive  Power               0
      Person  With
                                 10    Shared  Dispositive  Power*      288,527

11     Aggregate  Amount  Beneficially  Owned by each Reporting Person** 288,527

12     Check  if  the  Aggregate  Amount  in  Row  (11)  Excludes Certain Shares

13     Percent  of  Class  Represented  by  Amount  in  Row  (11)**  0.6%

14     Type  of  Reporting  Person  CO


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-halfyear Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP  NO.  87959Y  10  3

1     Name  of  Reporting  Person
      I.R.S.  Identification  No.  of  above  person  (entities  only)

      HMTF  Bridge  Viatel,  LLC

2     Check  the  appropriate  box  if  a  member  of  a  group*   (a) [ ]
                                                                   (b) [X]

3     SEC  use  only

4     Source  of  Funds  OO

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6     Citizenship  or  Place  of  Organization     Delaware

                                  7     Sole  Voting  Power                    0
Number of Shares Beneficially
                                  8     Shared  Voting  Power*         2,259,801
  Owned by Each Reporting
                                  9     Sole  Dispositive  Power               0
       Person  With
                                  10    Shared  Dispositive  Power*    2,259,801

11     Aggregate  Amount Beneficially Owned by each Reporting Person** 2,259,801

12     Check  if  the  Aggregate  Amount  in  Row  (11)  Excludes Certain Shares

13     Percent  of  Class  Represented  by  Amount  in  Row  (11)**  4.5%

14     Type  of  Reporting  Person  OO


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP  NO.  87959Y  10  3

1     Name  of  Reporting  Person
      I.R.S.  Identification  No.  of  above  person  (entities  only)

      HMTF  Bridge  Partners,  L.P.

2     Check  the  appropriate  box  if  a  member  of  a  group*   (a) [ ]
                                                                   (b) [X]

3     SEC  use  only

4     Source  of  Funds  OO

5     Check  if  Disclosure  of  Legal Proceedings is Required Pursuant to Items
      2(d)  or  2(e)    [ ]

6     Citizenship  or  Place  of  Organization  Delaware

                                 7     Sole  Voting  Power                     0
Number of Shares Beneficially
                                 8     Shared  Voting  Power*          2,259,801
  Owned by Each Reporting
                                 9     Sole  Dispositive  Power                0
       Person  With
                                 10    Shared  Dispositive  Power*     2,259,801

11     Aggregate  Amount Beneficially Owned by each Reporting Person** 2,259,801

12     Check if the Aggregate Amount in Row (11)  Excludes Certain Shares [ ]

13     Percent  of  Class  Represented  by  Amount  in  Row  (11)**  4.5%

14     Type  of  Reporting  Person  PN


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP  NO.  87959Y  10  3

1     Name  of  Reporting  Person
      I.R.S.  Identification  No.  of  above  person  (entities  only)

      HMTF  Bridge  Partners,  LLC

2     Check  the  appropriate  box  if  a  member  of  a  group*   (a) [ ]
                                                                   (b) [X]

3     SEC  use  only

4     Source  of  Funds  OO

5     Check  if  Disclosure  of  Legal Proceedings is Required Pursuant to Items
      2(d)  or  2(e)   [ ]

6     Citizenship  or  Place  of  Organization     Texas

                                  7     Sole  Voting  Power                    0
Number of Shares Beneficially
                                  8     Shared  Voting  Power*         2,259,801
  Owned by Each Reporting
                                  9     Sole  Dispositive  Power               0
      Person  With
                                  10    Shared  Dispositive  Power*    2,259,801

11     Aggregate  Amount Beneficially Owned by each Reporting Person** 2,259,801

12     Check if the Aggregate Amount in Row  (11)  Excludes Certain Shares  [ ]

13     Percent  of  Class  Represented  by  Amount  in  Row  (11)**  4.5%

14     Type  of  Reporting  Person  OO


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

ITEM  1.  SECURITY  AND  ISSUER.

     The class of equity securities to which this Schedule 13D (this "Statement") relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of Viatel, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 685 Third Avenue, New York, New York 10017.

ITEM  2.  IDENTITY  AND  BACKGROUND.

     (a)  Name  of Person(s) Filing this Statement (the "Reporting Persons"):

          Mr.  Thomas  O.  Hicks
          HMEU Viatel Qualified Fund, LLC, a Delaware limited liability company ("Qualified LLC")
          Hicks, Muse, Tate & Furst Europe Fund, L.P., a Delaware limited partnership ("Europe L.P.")
          HMEU Viatel Private Fund, LLC, a Delaware limited liability company ("Private LLC")
          Hicks, Muse, Tate & Furst Europe Private Fund, L.P., a Delaware limited partnership ("Private L.P.")
          HMEU GP LLC, a Texas limited liability company ("HMEU GP") HMEU Viatel I-EQ Coinvestors, LLC, a Delaware limited liability company ("I-EQ LLC")
          HMEU I-EQ Coinvestors, L.P., a Cayman Islands limited partnership ("I-EQ L.P.")
          HMEU Viatel I-SBS Coinvestors, LLC, a Delaware limited liability company ("I-SBS LLC")
          HMEU I-SBS Coinvestors, L.P., a Cayman Islands limited partnership ("I-SBS L.P.")
          HMEU Intermediate Partners I-C, L.P., a Cayman Islands limited partnership ("Intermediate Partners")
          HM Viatel PG Europe, LLC, a Delaware limited liability company ("PG LLC")
          HM  PG  Europe  I,  C.V.,  a  Netherlands  limited  partnership
          ("PG  C.V.")
          HMEU  Fund  I-C,  Inc.,  a  Cayman  Islands  corporation
          ("Fund  I-C,  Inc.")
          HMTF Bridge Viatel, LLC, a Delaware limited liability company ("Bridge LLC")
          HMTF Bridge Partners, L.P., a Delaware limited partnership ("Bridge Partners L.P.")
          HMTF Bridge Partners, LLC, a Texas limited liability company ("Bridge Partners LLC")

     (b) - (c)

          Mr.  Thomas  O.  Hicks

          Mr. Thomas O. Hicks is chief executive officer of Hicks, Muse, Tate & Furst Incorporated ("Hicks, Muse"), a private investment firm primarily engaged in leveraged acquisitions, recapitalizations and other investment activities. Mr. Hicks is also the sole member and sole manager of HMEU GP, which is the sole general partner of Europe L.P. and Private L.P. Europe L.P. is the sole member of Qualified LLC, and Private L.P. is the sole member of Private LLC. Mr. Hicks is also the sole member of Fund I-C, Inc. Fund I-C, Inc. is the sole general partner of Intermediate Partners, which is the sole general partner of I-EQ L.P. and I-SBS L.P. I-EQ L.P. is the sole member of I-EQ LLC, and I-SBS L.P. is the sole member of I-SBS LLC. Fund I-C, Inc. is also the sole general partner of PG C.V., which is the sole member of PG LLC. Mr. Hicks is also the sole member of Bridge Partners LLC, which is the sole general partner of Bridge Partners L.P., which is the sole member of Bridge LLC. The business address of Mr. Hicks is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950.

          Qualified  LLC

          Qualified LLC is a Delaware limited liability company formed to invest in the 7.50% Cumulative Convertible Preferred Stock, Series B-1 of the Issuer (the "Preferred Stock"), the five-year warrants (the "A-1 Warrants") and the seven-and-one-half year warrants (the "B-1Warrants") to purchase Common Stock (the A-1 Warrants and B-1Warrants together, the "Warrants"). The business address of Qualified LLC, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), information with respect to Europe L.P., the sole member of Qualified LLC, is set forth below.

          Europe  L.P.

          Europe L.P. is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Europe L.P., which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HMEU GP, the sole general partner of Europe L.P., is set forth below.

          Private  LLC

          Private LLC is a Delaware limited liability company formed to invest in the Preferred Stock and the Warrants. The business address of Private LLC, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the
Exchange Act, information with respect to Private L.P., the sole member of Private LLC, is set forth below.

               Private  L.P.

          Private L.P. is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Private L.P., which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HMEU GP, the sole general partner of Private L.P., is set forth below.

          HMEU  GP

          HMEU GP is a Texas limited liability company, the principal business of which is serving as the sole general partner of various limited partnerships whose principal business is to serve as partners in various investment partnerships. The principal business address of HMEU GP, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Mr. Thomas O. Hicks, the sole member of HMEU GP, is set forth above.

          I-EQ  LLC

          I-EQ LLC is a Delaware limited liability company formed to invest in the Preferred Stock and the Warrants. The business address of I-EQ LLC, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to I-EQ L.P., the sole member of I-EQ LLC, is set forth below.

               I-EQ  L.P.

               I-EQ L.P. is a Cayman Islands limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of I-EQ L.P., which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Intermediate Partners, the sole general partner of I-EQ L.P., is set forth below.

          I-SBS  LLC

          I-SBS LLC is a Delaware limited liability company formed to invest in the Preferred Stock and the Warrants. The business address of I-SBS LLC, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to I-SBS L.P., the sole member of I-SBS LLC, is set forth below.

          I-SBS  L.P.

          I-SBS L.P. is a Cayman Islands limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of I-SBS L.P., which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Intermediate Partners, the sole general partner of I-SBS L.P., is set forth below.

          Intermediate  Partners

          Intermediate Partners is a Cayman Islands limited partnership, the principal business of which is serving as the sole general partner of various limited partnerships whose principal business is to serve as partners in various investment partnerships. The principal business address of Intermediate Partners, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Fund I-C, Inc., the sole general partner of Intermediate Partners, is set forth below.

          PG  LLC

          PG LLC is a Delaware limited liability company formed to invest in the Preferred Stock and the Warrants. The business address of PG LLC, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to PG C.V., the sole member of PG LLC, is set forth below.

          PG  C.V.

          PG C.V. is a Netherlands limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of PG C.V., which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to
Schedule 13D of the Exchange Act, information with respect to Fund I-C, Inc., the sole general partner of PG C.V., is set forth below.

          Fund  I-C,  Inc.

          Fund I-C, Inc. is a Cayman Islands corporation, the principal business of which is serving as the sole general partner in various limited partnerships whose principal business is to serve as partners in various investment partnerships. The business address of Fund I-C, Inc., which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Mr. Thomas O. Hicks, the sole member of Fund I-C, Inc., is set forth above.

          The executive officers of Fund I-C, Inc. are Thomas O. Hicks, John R. Muse, Charles W. Tate, Jack D. Furst, Michael J. Levitt, Lawrence D. Stuart, David B. Deniger, Dan H. Blanks, David W. Knickel, Cesar A. Baez, Peter Brodsky, Eric C. Neuman, Andrew S. Rosen, Michael D. Salim, Darron K. Ash, William G. Neisel, John Ralston, Marian L. Brancaccio and Huntlaw Corporate Services Ltd.

Each executive officer's business address is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Mr. Hicks is the sole member of Fund I-C, Inc., director of Fund I-C, Inc. and Chairman of the Board, Chief Executive Officer and Partner. Mr. Muse is Partner and Chief Operating Officer. Mr. Tate is Partner and President. Each of Mr. Furst, Mr. Levitt, Mr. Stuart, Mr. Deniger and Mr. Blanks is a Partner. Mr. Knickel is Vice President, Treasurer and
Secretary.  Each  of  Mr.  Baez,  Mr.  Brodsky,  Mr.  Neuman, and Mr. Rosen is a
Principal. Mr. Salim is Principal and General Counsel. Mr. Ash is Chief Financial Officer. Mr. Neisel is Fund Controller. Mr. Ralston is Corporate Controller. Ms. Brancaccio is Associate Counsel and Assistant Secretary. Huntlaw Corporate Services Ltd. is Assistant Secretary. Each of the above-mentioned persons is employed by affiliates of Hicks, Muse, a private investment firm primarily engaged in leveraged acquisitions, recapitalizations and other investment activities. The address of Hicks, Muse is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950.

          Bridge  LLC

          Bridge LLC is a Delaware limited liability company formed to invest in the Preferred Stock and the Warrants. The business address of Bridge LLC, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Bridge Partners L.P., the sole member of Bridge LLC, is set forth below.

          Bridge  Partners  L.P.

          Bridge Partners L.P. is a Delaware limited partnership, the principal business of which to invest directly or indirectly in various companies. The business address of Bridge Partners L.P., which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Bridge Partners LLC, the general partner of Bridge Partners L.P., is set forth below.

          Bridge  Partners  LLC

          Bridge Partners LLC is Texas limited liability company, the principal business of which is serving as the sole general partner of various limited partnerships whose principal business is to serve as partners in various investment partnerships. The principal business address of Bridge Partners LLC, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Mr. Thomas O. Hicks, the sole member of Bridge Partners LLC, is set forth above.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) All of the persons identified in this Item 2 are United States citizens.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     As more fully described in Item 6 below, on March 9, 2000, Qualified LLC, Private LLC, I-EQ LLC, I-SBS LLC, PG LLC and Bridge LLC each purchased from the Issuer the number of shares of Preferred Stock and the number of Warrants set forth opposite their respective names below at the purchase price set forth opposite their respective names below.

                NUMBER OF  NUMBER OF A-1  NUMBER OF B-1
                 SHARES      WARRANTS       WARRANTS      PURCHASE
NAME OF ENTITY  PURCHASED    PURCHASED      PURCHASED       PRICE
--------------  ---------  -------------  -------------  -----------
Qualified LLC      70,462        163,281        163,281  $70,462,000

Private LLC           414            960            960  $   414,000

I-EQ LLC            1,297          3,005          3,005  $ 1,297,000

I-SBS LLC           1,723          3,993          3,993  $ 1,723,000

PG LLC              7,354         17,040         17,040  $ 7,354,000

Bridge LLC         81,250        188,279        188,279  $81,250,000

     Qualified LLC obtained funds for the purchase price of its shares of Preferred Stock and its Warrants from capital contributions provided by Europe L.P.; Europe L.P. obtained such funds from capital contributions provided by its limited partners and HMEU GP; and HMEU GP obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

     Private LLC obtained funds for the purchase price of its shares of Preferred Stock and its Warrants from capital contributions provided by Private L.P.; Private L.P. obtained such funds from capital contributions provided by its limited partners and HMEU GP; and HMEU GP obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

     I-EQ LLC obtained funds for the purchase price of its shares of Preferred Stock and its Warrants from capital contributions provided by I-EQ L.P.; I-EQ L.P. obtained such funds from capital contributions provided by its limited partners and Intermediate Partners; and Intermediate Partners obtained such funds from capital contributions provided by its limited partners and Fund I-C, Inc. Fund I-C, Inc. obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

     I-SBS LLC obtained funds for the purchase price of its shares of Preferred Stock and its Warrants from capital contributions provided by I-SBS L.P.; I-SBS L.P. obtained such funds from capital contributions provided by its limited partners and Intermediate Partners; and Intermediate Partners obtained such funds from capital contributions provided by its limited partners and Fund I-C, Inc. Fund I-C, Inc. obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

     PG LLC obtained funds for the purchase price of its shares of Preferred Stock and its Warrants from capital contributions provided by PG C.V.; PG C.V. obtained such funds from capital contributions provided by its limited partners and Fund I-C, Inc. Fund I-C, Inc. obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

     Bridge LLC obtained funds for the purchase price of its shares of Preferred Stock and its Warrants from capital contributions provided by Bridge Partners L.P.; Bridge Partners L.P. obtained $2,447,422 of such funds from capital contributions provided by its general partner, Bridge Partners LLC, and its limited partners, and it obtained the remainder of the funds, $80,477,636, from borrowing under a credit agreement dated December 28, 1999, among HMTF Bridge Partners, L.P. and HM/Europe Coinvestors, C.V., as Initial Borrowers, and any Future Borrowers from time to time parties thereto, the Lenders from time to time parties thereto,the Issuing Bank, the Chase Manhattan Bank, as Administrative Agent, and Bank of America, N.A., as Syndication Agent (the "Credit Agreement"). Such funds include amounts allocated to fees and expenses. Bridge Partners L.P. intends to repay the borrowings either with funds drawn under a new credit facility or with funds contributed by affiliates of Hicks, Muse. The terms of the line of credit facility are set forth in the Credit Agreement, a copy of which is filed as
Exhibit 10.4, and is incorporated by reference. Bridge Partners LLC obtained the funds it contributed to Bridge Partners L.P. from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

ITEM  4.  PURPOSE  OF  THE  TRANSACTION.

     The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Issuer for investment purposes. The
Reporting Persons intend to review continuously their position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

     In addition, the matters set forth in Item 6 below are incorporated in this
Item  4  by  reference  as  if  fully  set  forth  herein.

     Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     (a) (1) Qualified LLC is the record and beneficial owner of 70,462 shares of Preferred Stock, 163,281 A-1 Warrants and 163,281 B-1 Warrants. Assuming conversion of all such shares of Preferred Stock and assuming exercise of all such Warrants, Qualified LLC is the beneficial owner of 1,959,756 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of January 31, 2000, there being 47,814,701 shares of Common Stock outstanding, represents approximately 3.9% of the outstanding shares of Common Stock.

          (2) Assuming conversion of all 70,462 shares of Preferred Stock and exercise of all 326,562 Warrants owned of record by Qualified LLC, Europe L.P., in its capacity as sole member of Qualified LLC, may, pursuant to Rule
13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,959,756 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of January 31, 2000, there being 47,814,701 shares of Common Stock outstanding, represents approximately 3.9% of the outstanding shares of Common Stock.

          (3) Private LLC is the record and beneficial owner of 414 shares of Preferred Stock, 960 A-1 Warrants and 960 B-1 Warrants. Assuming conversion of all such shares of Preferred Stock and assuming exercise of all such Warrants, Private LLC is the beneficial owner of 11,515 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of January 31, 2000, there being 47,814,701 shares of Common Stock outstanding, represents approximately 0.02% of the outstanding shares of Common Stock.

          (4) Assuming conversion of all 414 shares of Preferred Stock and exercise of all 1,920 Warrants owned of record by Private LLC, Private L.P., in its capacity as sole member of Private LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 11,515 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of January 31, 2000, there being 47,814,701shares of Common Stock outstanding, represents approximately 0.02% of the outstanding shares of Common Stock.

          (5) Assuming conversion of all 70,876 shares of Preferred Stock and exercise of all 328,482 Warrants owned of record by Qualified LLC and Private LLC, HMEU GP, in its capacity as the sole general partner of each of Europe L.P. and Private L.P., may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,971,271 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of January 31, 2000, there being 47,814,701 shares of Common Stock outstanding, represents approximately 4.0% of the outstanding shares of Common Stock.

          (6) I-EQ LLC is the record and beneficial owner of 1,297 shares of Preferred Stock, 3,005 A-1 Warrants and 3,005 B-1Warrants. Assuming conversion of all such shares of Preferred Stock and assuming exercise of all such Warrants, I-EQ LLC is the beneficial owner of 36,072 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of January 31, 2000, there being 47,814,701 shares of Common Stock outstanding, represents approximately 0.1% of the outstanding shares of Common Stock.

          (7) Assuming conversion of all 1,297 shares of Preferred Stock and exercise of all 6,010 Warrants owned of record by I-EQ LLC, I-EQ L.P., in its capacity as sole member of I-EQ LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 36,072 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of January 31, 2000, there being 47,814,701 shares of Common Stock outstanding, represents approximately 0.1% of the outstanding shares of Common Stock.

          (8) I-SBS LLC is the record and beneficial owner of 1,723 shares of Preferred Stock, 3,993 A-1 Warrants and 3,993 B-1Warrants. Assuming conversion of all such shares of Preferred Stock and assuming exercise of all such Warrants, I-SBS LLC is the beneficial owner of 47,922 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of January 31, 2000, there being 47,814,701 shares of Common Stock outstanding, represents approximately 0.1% of the outstanding shares of Common Stock.

          (9) Assuming conversion of all 1,723 shares of Preferred Stock and exercise of all 7,986 Warrants owned of record by I-SBS LLC, I-SBS L.P., in its capacity as sole member of I-SBS LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 47,922 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of January 31, 2000, there being 47,814,701 shares of Common Stock outstanding, represents approximately 0.1% of the outstanding shares of Common Stock.

          (10) Assuming conversion of all 3,020 shares of Preferred Stock and exercise of all 13,996 Warrants owned of record by I-EQ LLC and I-SBS LLC, Intermediate Partners, in its capacity as sole general partner of both I-EQ L.P. and I-SBS L.P., may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 83,994 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of January 31, 2000, there being 47,814,701 shares of Common Stock outstanding, represents approximately 0.2% of the outstanding shares of Common Stock.

          (11) PG LLC is the record and beneficial owner of 7,354 shares of Preferred Stock, 17,040 A-1 Warrants and 17,040 B-1Warrants. Assuming conversion of all such shares of Preferred Stock and assuming exercise of all such Warrants, PG LLC is the beneficial owner of 204,533 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of January 31, 2000, there being 47,814,701 shares of Common Stock outstanding, represents approximately 0.4% of the outstanding shares of Common Stock.

          (12) Assuming conversion of all 7,354 shares of Preferred Stock and exercise of all 34,080 Warrants owned of record by PG LLC, PG C.V., in its capacity as sole member of PG LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 204,533 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of January 31, 2000, there being 47,814,701 shares of Common Stock outstanding, represents approximately 0.4% of the outstanding shares of Common Stock.

          (13) Assuming conversion of all 10,374 shares of Preferred Stock and exercise of all 48,076 Warrants owned of record by I-EQ LLC, I-SBS LLC and PG LLC, Fund I-C, Inc., in its capacity as sole general partner of each of PG C.V. and Intermediate Partners, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 288,527 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of January 31, 2000, there being 47,814,701 shares of Common Stock outstanding, represents approximately 0.6% of the outstanding shares of Common Stock.

          (14) Bridge LLC is the record and beneficial owner of 81,250 shares of Preferred Stock, 188,279 A-1 Warrants and 188,279 B-1Warrants. Assuming conversion of all such shares of Preferred Stock and assuming exercise of all such Warrants, Bridge LLC is the beneficial owner of 2,259,801 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of January 31, 2000, there being 47,814,701 shares of Common Stock outstanding, represents approximately 4.5% of the outstanding shares of Common Stock.

          (15) Assuming conversion of all 81,250 shares of Preferred Stock and exercise of all 376,558 Warrants owned of record by Bridge LLC, Bridge Partners L.P., in its capacity as sole member of Bridge LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,259,801 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of January 31, 2000, there being 47,814,701 shares of Common Stock outstanding, represents approximately 4.5% of the outstanding shares of Common Stock.

         (16) Assuming conversion of all 81,250 shares of Preferred Stock and exercise of all 376,558 Warrants owned of record by Bridge LLC, Bridge Partners LLC, in its capacity as general partner of Bridge Partners L.P., may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,259,801 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of January 31, 2000, there being 47,814,701 shares of Common Stock outstanding, represents approximately 4.5% of the outstanding shares of Common Stock.

          (17) Assuming conversion of all 162,500 shares of Preferred Stock and exercise of all 753,116 Warrants owned of record by Qualified LLC, Private LLC, I-EQ LLC, I-SBS LLC, PG LLC and Bridge LLC, Mr. Thomas O. Hicks, in his capacity as sole member of HMEU GP, Fund I-C, Inc. and Bridge Partners LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 4,519,599 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of January 31, 2000, there being 47,814,701 shares of Common Stock outstanding, represents approximately 8.6% of the outstanding shares of Common Stock.

     The Reporting Persons expressly disclaim (a) the existence of any group and
(b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.


     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

     (c) Except as set forth herein, none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

     (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock which may be beneficially owned by the persons described in (a) and (b) above is governed by the limited liability company agreements and limited partnership agreements of each such entity, and such dividends or proceeds may be distributed with respect to numerous member interests and general and limited partnership interests.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The matters set forth in Item 2 are incorporated in this Item 6 by reference as if fully set forth herein.

     Securities  Purchase  Agreement

     Pursuant to the Securities Purchase Agreement (the "Securities Purchase Agreement"), dated as of February 1, 2000 between the Issuer, HMTF Europe Acquisition Corp. ("HMTF") and each of the other Purchasers (as defined in the Securities Purchase Agreement) listed on Schedule I thereto, the Issuer agreed to sell to HMTF, and HMTF agreed to purchase from the Issuer, 162,500 shares of Preferred Stock, 376,558 A-1 Warrants and 376,558 B-1 Warrants for a purchase price of $162,500,000.

     Prior to the issuance of the shares of Preferred Stock and the Warrants at the Closing (as defined below), pursuant to an Assignment of Rights Under Securities Purchase Agreement dated February 3, 2000 (the "Assignment Agreement"), HMTF assigned all of its rights, titles, interests and obligations in, to and under the Securities Purchase Agreement to Qualified LLC, Private LLC, I-EQ LLC, I-SBS LLC, PG LLC and Bridge LLC (the "Assignees").

     On March 9, 2000, at the closing held pursuant to the Securities Purchase Agreement (the "Closing"), the Issuer sold to each of the persons listed below (the "HMTF Holders") the number of shares of Preferred Stock and the number of Warrants set forth opposite each person's name below in exchange for the purchase price set forth opposite such person's name below.

                NUMBER OF  NUMBER OF A-1  NUMBER OF B-1
                 SHARES      WARRANTS       WARRANTS      PURCHASE
NAME OF ENTITY  PURCHASED    PURCHASED      PURCHASED       PRICE
--------------  ---------  -------------  -------------  -----------
Qualified LLC      70,462        163,281        163,281  $70,462,000

Private LLC           414            960            960  $   414,000

I-EQ LLC            1,297          3,005          3,005  $ 1,297,000

I-SBS LLC           1,723          3,993          3,993  $ 1,723,000

PG LLC              7,354         17,040         17,040  $ 7,354,000

Bridge LLC         81,250        188,279        188,279  $81,250,000


     The foregoing description of the Securities Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Securities Purchase Agreement, a copy of which is filed herewith as
Exhibit  10.1  and  is  incorporated  herein  by  reference.


     Registration  Rights

     At Closing, the Issuer and the holders of Preferred Stock entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Issuer has agreed to effect two "demand" registrations at the request of the holders of a majority of the Registrable Securities held by the HMTF Holders and any direct or indirect transferee of any Registrable Securities held by the HMTF Holders, provided that each such demand registration must be in respect of Registrable Securities (as defined below) with a fair market value of at least $50,000,000 and provided that certain other restrictions are met. In addition, the Purchasers have certain piggyback registration rights in connection with registrations of the Issuer's securities under the Securities Act of 1933 (the "Securities Act").

     "Registrable Securities" means (a) the Preferred Stock purchased pursuant to the Securities Purchase Agreement, plus any additional shares of Preferred Stock issued in respect thereof in connection with any stock split, stock dividend or similar event with respect to the Preferred Stock, (b) the Common Stock issued upon conversion of such Preferred Stock and upon exercise of the Warrants, plus any additional shares of Common Stock issued in respect thereof in connection with any stock split, stock dividend or similar event with respect to the Common Stock and (c) any securities that the Issuer or any successor entity into which such Common Stock or such Preferred Stock may be converted or changed.

     The foregoing description of the Registration Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed herewith as
Exhibit  10.2  and  is  incorporated  herein  by  reference.

     Certificate  of  Designation

     As contemplated by the Securities Purchase Agreement, the Board of Directors of the Issuer approved and adopted the Certificate of Designations, Preferences and Rights of 7.50% Cumulative Convertible Preferred Stock Series B-1 Due 2015 (the "Certificate of Designation") to create the series of Preferred Stock. Under the Certificate of Designation, the shares of Preferred Stock will, with respect to dividend rights and rights on liquidation, winding-up and dissolution, rank (i) senior to all shares of Common Stock, the Series A Junior Participating Preferred Stock of the Issuer and to each other class of capital stock or preferred stock of the Issuer, the terms of which do not expressly provide that it ranks senior to or on a parity with the shares of the Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Issuer; (ii) on a parity with additional shares of Preferred Stock issued by the Issuer and each other class of capital stock or series of preferred stock of the Issuer issued by the Issuer, the terms of which expressly provide that such class or series will rank on a parity with the shares of the Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution, if the Issuer, in issuing the shares, complies with applicable provisions in the Certificate of Designation; and (iii) junior to each class of capital stock or series of preferred stock of the Issuer issued by the Issuer, the terms of which expressly provide that such class or series will rank senior to the shares of Preferred Stock as to dividend rights and rights upon liquidation, winding-up and dissolution, if the Issuer, in issuing the shares, complies with applicable provisions in the Certificate of Designation.

     The holders of the shares of Preferred Stock will be entitled to receive with respect to each share of Preferred Stock, out of funds legally available for the payment of dividends, dividends at a rate per annum of 7.50% of the then-effective Liquidation Preference (as defined below). Such dividends shall be cumulative from the date of issuance of the Preferred Stock and shall be payable quarterly in arrears. On each Dividend Payment Date, commencing May 31, 2000, to and including the May 31, 2005 Dividend Payment Date, accrued dividends on a share of the Preferred Stock for the preceding Dividend Period shall be added cumulatively to and thereafter remain a part of the Liquidation Preference of such share. Thereafter, accrued dividends shall be payable quarterly on each Dividend Payment Date, commencing on August 31, 2005, to the holders of record of Preferred Stock as of the close of business on the applicable Dividend Record Date. Accrued dividends that are not paid in full in cash on any such Dividend Payment Date (whether or not declared and whether or not there are sufficient funds legally available for the payment thereof) shall be added cumulatively to the Liquidation Preference on the applicable Dividend Payment Date and thereafter remain a part thereof.

     The holders of shares of Preferred Stock will have the right, generally, at any time, to convert any or all their shares of Preferred Stock into a number of fully paid and nonassessable shares of Common Stock equal to the then effective Liquidation Preference thereof plus accrued and unpaid dividends to the date of conversion divided by the Conversion Price in effect at the time of conversion.

     The shares of Preferred Stock may be redeemed at any time commencing on or after March 9, 2005 (or earlier, if, under the Certificate of Designation, certain conditions relating to a Change of Control (as defined in the Certificate of Designation) shall have occurred), in whole or from time to time in part, at the election of the Issuer, at a redemption price payable in cash equal to 100% of the then effective Liquidation Preference (after giving effect to the Special Payment (as defined below), if applicable) plus accrued and unpaid dividends from the last dividend payment date to the date fixed for redemption. Shares of Preferred Stock (if not earlier redeemed or converted) shall be mandatorily redeemed by the Issuer on February 28, 2015, at a redemption price per share in cash equal to the then effective Liquidation Preference, plus accrued and unpaid dividends thereon from the last dividend payment date to the date of mandatory redemption.

     Upon occurrence of a "Change of Control" (as defined in the Certificate of Designation), the holders of Preferred Stock shall be entitled to receive, if the change of control occurs prior to March 9, 2005, the Special Payment and shall have the right to either (a) continue to hold their shares of Preferred Stock (or the shares of preferred stock issued in respect thereof pursuant to consolidation, merger, conveyance or transfer as provided in the Certificate of Designation (the "Hold Option")), (b) convert their shares of Preferred Stock (including shares received as a Special Payment) or (c) elect to have their shares of Preferred Stock remarketed as described below (the "Remarketing Option").

     If the change of control occurs prior to March 9, 2005, the holders of the Preferred Stock shall receive the Special Payment, pursuant to which the Liquidation Preference of each share of Preferred Stock shall be deemed to have been increased by an amount (the "Special Payment") equal to a formula set forth in the Certificate of Designation. The holders of the Preferred Stock shall receive the Special Payment whether they elect the Hold Option, the Remarketing Option or the option to convert their shares of Preferred Stock.

     If the Remarketing Option is selected with respect to a share of Preferred Stock, such holder shall be deemed to have elected to waive such holder's right to convert such share for a specified period of time and the Issuer shall thereafter have the option either to (a) have such share redeemed in accordance with the provisions for optional redemption contained in the Certificate of Designation, or (b) remarket such share for the account of such holder and, if the net proceeds to such holder of such remarketing are less than an amount in cash equal to 100% of the Liquidation Preference (after giving effect to the Special Payment (if applicable)) of such share plus accrued and unpaid dividends thereon from the last dividend payment date to the date payment is received by such holder in respect of such share, the Issuer shall issue to and sell for the account of such holder a sufficient number of shares of Common Stock to make up such shortfall. If the Issuer does not, within 180 days after the date of the Issuer's giving written notice of its election of (a) or (b) above, settle the claim with the holder pursuant to (a) or (b) above, then the holder shall have the option, for a period of 10 business days, of electing the Hold Option or electing to convert such holder's shares of Preferred Stock.

     The holders of the shares of Preferred Stock will be entitled to vote on all matters that the holders of the Issuer's Common Stock are entitled to vote upon. In exercising these voting rights, each share of Preferred Stock shall be entitled to vote on an as-converted basis with the holders of the Issuer's Common Stock. The approval of the holders of at least a majority of the then-outstanding shares of Preferred Stock and the Company's 7.50% Cumulative Convertible Preferred Stock, Series B-2, voting as one class, will be required for the Issuer to take certain actions. In addition, for so long as members of the HMTF Group own any combination of the shares of Preferred Stock issued to the members of the HMTF Group as of the Closing and shares of Common Stock issued upon conversion of such Preferred Stock (the "HMTF Shares"), which, taken together, would represent (if all such shares of Preferred Stock were converted) an amount of Common Stock issuable upon conversion of 50% or more of such Preferred Stock, the holders of the HMTF Shares, voting as a class, may elect one director to serve on the board of directors of the Issuer. Pursuant to this right, the HMTF Holders have elected John R. Muse for election to the board of directors of the Issuer. The Securities Purchase Agreement contains a parallel provision for the election of a director that is inoperative for so long as the above described provision is in effect.

     "Liquidation Preference" means an amount equal to $1,000 per share of Preferred Stock plus an amount equal to the Share Option Adjustment Amount (as defined below) per share of the Preferred Stock, subject to change in accordance with the provisions of the Certificate of Designation.

     "Share  Option  Adjustment  Amount"  means  an  amount  equal  to  $72.00.

     The foregoing description is not, and does not purport to be, complete and is qualified in its entirety by reference to the Certificate of Designation, a copy of which is filed as Exhibit 10.3 and is incorporated by reference.

     Common  Stock  Warrant  Certificates

     As contemplated by the Securities Purchase Agreement, the Board of Directors of the Issuer approved and adopted the Common Stock Warrant Certificates for the A-1 Warrants (the A-1 Warrant Certificate") and the B-1 Warrants (the "B-1 Warrant Certificate"). The A-1 Warrants entitle the HMTF Holders or their permitted assigns to purchase from the Issuer fully paid and nonassessable shares of Common Stock at an exercise price of $75.00 per share, as adjusted from time to time pursuant to the terms of the A-1 Warrant Certificate. The A-1 Warrants are void after March 9, 2005. The B-1 Warrants entitle the HMTF Holders or their permitted assigns to purchase from the Issuer fully paid and nonassessable shares of Common Stock at an exercise price of $100.00 per share, as adjusted from time to time pursuant to the terms of the B-1 Warrant Certificate. The B-1 Warrants are void after September 9, 2007.

     The  foregoing  description  of  the  A-1  Warrant  Certificate and the B-1
Warrant Certificate is not, and does not purport to be, complete and is qualified in its entirety by reference to the Form of Common Stock Warrant No. A-1 and the Form of Common Stock Warrant No. B-1, copies of which are filed herewith as Exhibit 10.4 and Exhibit 10.5, respectively, and are incorporated herein by reference.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

Exhibit 10.1: Securities Purchase Agreement, dated as of February 1, 2000, between the Issuer, HMTF and each of the other Purchasers (as defined in the Securities Purchase Agreement) listed on Schedule I thereto, relating to the purchase and sale of 7.50% Cumulative Convertible Preferred Stock, five-year warrants and seven-and-one-half year warrants of Viatel, Inc.

Exhibit 10.2: Registration Rights Agreement, dated as of March 9, 2000, between the Issuer and each of the Initial Holders (as defined in the Registration Rights Agreement).

Exhibit 10.3: Certificate of Designations, Preferences and Rights of 7.50% Cumulative Convertible Preferred Stock Series B-1 Due 2015.

Exhibit  10.4:     Form  of  Common  Stock Warrant No. A-1, dated as of March 9,
                   2000.

Exhibit  10.5:     Form  of  Common  Stock Warrant No. B-1, dated as of March 9,
                   2000.

Exhibit 10.6: Credit Agreement, dated December 28, 1999, by and among HMTF Bridge Partners, L.P., and HM/Europe Coinvestors, C.V. as Initial Borrowers, the Lenders named therein, the Issuing Bank, The Chase Manhattan Bank, as Administrative Agent, and Bank of America, N.A., as Syndication Agent.

Exhibit  99.1:     Joint  Filing Agreement among the parties regarding filing of
                   Schedule  13D.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


 March 20,  2000                *
                                 ------------------------------------------
                                 Name:  Thomas  O.  Hicks


                                 *    By:  /s/ David  W.  Knickel
                                 Name:     David  W.  Knickel
                                           Attorney-in-Fact

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


 March 20,  2000         HMEU  VIATEL  QUALIFIED  FUND,  LLC




                                 By:    /s/ David  W.  Knickel
                                 Name:  David  W.  Knickel
                                 Title:  Vice  President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


 March 20,  2000         HICKS,  MUSE,  TATE  & FURST EUROPE FUND,
L.P.


                                 By:     HMEU  GP  LLC,  its  General  Partner


                                 By:   /s/ David  W.  Knickel
                                 Name: David  W.  Knickel
                                 Title: Vice  President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


 March 20,  2000                HMEU  VIATEL  PRIVATE  FUND,  LLC



                                 By: /s/ David  W.  Knickel
                                 Name:  David  W.  Knickel
                                 Title:  Vice  President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


 March 20,  2000         HICKS,  MUSE, TATE & FURST EUROPE PRIVATE
                                 FUND,  L.P.

                                 By:     HMEU  GP  LLC,  its  General  Partner


                                 By:  /s/ David  W.  Knickel
                                 Name:  David  W.  Knickel
                                 Title:  Vice  President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


 March 20,  2000         HMEU  GP  LLC



                                 By:   /s/ David  W.  Knickel
                                 Name:  David  W.  Knickel
                                 Title:  Vice  President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


 March 20,  2000         HMEU  VIATEL  I-EQ  COINVESTORS,  LLC


                                 By:    /s/ David  W.  Knickel
                                 Name:  David  W.  Knickel
                                 Title:  Vice  President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


 March 20,  2000        HMEU  I-EQ  COINVESTORS,  L.P.

                              By: HMEU  Intermediate Partners I-C, L.P., its
General  Partner

                              By: HMEU  Fund  I-C, Inc., its General Partner


                              By: /s/ David  W.  Knickel
                              Name:  David  W.  Knickel
                              Title:  Vice  President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


 March 20,  2000         HMEU  VIATEL  I-SBS  COINVESTORS,  LLC


                                 By:    /s/ David  W.  Knickel
                                 Name:  David  W.  Knickel
                                 Title:  Vice  President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


 March 20,  2000              HMEU  I-SBS  COINVESTORS,  L.P.

                                 By:  HMEU  Intermediate Partners I-C, L.P., its
General  Partner

                                 By:  HMEU  Fund  I-C, Inc., its General Partner


                                 By:    /s/ David  W.  Knickel
                                 Name:  David  W.  Knickel
                                 Title:  Vice  President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


 March 20,  2000         HMEU  INTERMEDIATE  PARTNERS  I-C,  L.P.

                                 By:  HMEU  Fund  I-C, Inc., its General Partner


                                 By:    /s/ David  W.  Knickel
                                 Name:  David  W.  Knickel
                                 Title:  Vice  President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


 March 20,  2000         HM  VIATEL  PG  EUROPE,  LLC


                                 By:    /s/ David  W.  Knickel
                                 Name:  David  W.  Knickel
                                 Title:  Vice  President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


 March 20,  2000         HM  PG  EUROPE  I,  C.V.

                                 By:  HMEU  Fund  I-C, Inc., its General Partner


                                 By: /s/ David  W.  Knickel
                                 Name:  David  W.  Knickel
                                 Title:  Vice  President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


 March 20,  2000         HMEU  FUND  I-C,  INC.



                                 By: /s/ David  W.  Knickel
                                 Name:  David  W.  Knickel
                                 Title:  Vice  President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


 March 20,  2000            HMTF  BRIDGE  VIATEL,  LLC



                                 By: /s/ David  W.  Knickel
                                 Name:  David  W.  Knickel
                                 Title:  Vice  President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


 March 20,  2000         HMTF  BRIDGE  PARTNERS,  L.P.

                                 By:  HMTF  Bridge  Partners,  LLC,  its General
Partner


                                 By: /s/ David  W.  Knickel
                                 Name:  David  W.  Knickel
                                 Title:  Vice  President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


 March 20,  2000         HMTF  BRIDGE  PARTNERS,  LLC



                                 By: /s/ David  W.  Knickel
                                 Name:  David  W.  Knickel
                                 Title:  Vice  President

                                  EXHIBIT INDEX

Exhibit 10.1: Securities Purchase Agreement, dated as of February 1, 2000, between the Issuer, HMTF and each of the other Purchasers (as defined in the Securities Purchase Agreement) listed on Schedule I thereto, relating to the purchase and sale of 7.50% Cumulative Convertible Preferred Stock, five-year warrants and seven-and-one-half year warrants of Viatel, Inc.**

Exhibit 10.2: Registration Rights Agreement, dated as of March 9, 2000* between the Issuer and each of the Initial Holders
                  (as  defined  in the Registration  Rights  Agreement).

Exhibit 10.3: Certificate of Designations, Preferences and Rights of 7.50% Cumulative Convertible Preferred Stock Series B-1 Due 2015.*

Exhibit  10.4:    Form  of  Common  Stock Warrant No. A-1, dated as of March 9,
                  2000.*

Exhibit  10.5:    Form  of  Common  Stock Warrant No. B-1, dated as of March 9,
                  2000.*

Exhibit 10.6: Credit Agreement, dated December 28, 1999, by and among HMTF Bridge Partners, L.P., and HM/Europe Coinvestors, C.V., as Initial Borrowers, the Lenders named therein, the Issuing Bank, the Chase Manhattan Bank, as Administrative Agent, and Bank of America, N.A., as Syndication Agent.

Exhibit  99.1:    Joint  Filing Agreement among the parties regarding filing of
                  Schedule  13D.*

March 20__
     *  Filed  herewith
    ** Incorporated by reference to Viatel, Inc. Form 8-K Filed on February 16, 2000 (File No. 000-21261)

JOINT  FILING  STATEMENT


     Each of the undersigned agrees that (i) the statement on Schedule 13D relating to the Common Stock, par value $.01 per share, of Viatel, Inc. has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and
(iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.


 March 20,  2000                         *
                                                 -
Name:          Thomas  O.  Hicks

*     By:       /s/ David  W.  Knickel
      Name:     David  W.  Knickel
                Attorney-in-Fact


     HMEU  VIATEL  QUALIFIED  FUND,  LLC


     By:    /s/ David W. Knickel
     Name:  David  W.  Knickel
     Title:  Vice  President


HICKS,  MUSE,  TATE  &  FURST  EUROPE  FUND,  L.P.

     By:     HMEU  GP  LLC,  its  General  Partner


     By:    /s/ David  W.  Knickel
     Name:  David  W.  Knickel
     Title:  Vice  President


     HMEU  VIATEL  PRIVATE  FUND,  LLC


     By:    /s/ David  W.  Knickel
     Name:  David  W.  Knickel
     Title:  Vice  President

HICKS,  MUSE,  TATE  &  FURST  EUROPE  PRIVATE  FUND,  L.P.

By:     HMEU  GP  LLC,  its  General  Partner


     By:    /s/ David  W.  Knickel
     Name:  David  W.  Knickel
     Title:  Vice  President


HMEU  GP  LLC


     By:    /s/ David  W.  Knickel
     Name:  David  W.  Knickel
     Title:  Vice  President


     HMEU  VIATEL  I-EQ  COINVESTORS,  LLC


     By:    /s/ David  W.  Knickel
     Name:  David  W.  Knickel
     Title:  Vice  President


HMEU  I-EQ  COINVESTORS,  L.P.

By:     HMEU  Intermediate  Partners,  I-C,  L.P.,  its  General  Partner

By:     HMEU  Fund  I-C,  Inc.,  its  General  Partner


     By:    /s/ David  W.  Knickel
     Name:  David  W.  Knickel
     Title:  Vice  President


     HMEU  VIATEL  I-SBS  COINVESTORS,  LLC


     By:    /s/ David  W.  Knickel
     Name:  David  W.  Knickel
     Title:  Vice  President

HMEU  I-SBS  COINVESTORS,  L.P.

By:     HMEU  Intermediate  Partners  I-C,  L.P.,  its  General  Partner

By:     HMEU  Fund  I-C,  Inc.,  its  General  Partner


     By:    /s/ David  W.  Knickel
     Name:  David  W.  Knickel
     Title:  Vice  President


HMEU  INTERMEDIATE  PARTNERS  I-C,  L.P.

By:     HMEU  Fund  I-C,  Inc.,  its  General  Partner


     By:    /s/ David  W.  Knickel
     Name:  David  W.  Knickel
     Title:  Vice  President


HM  VIATEL  PG  EUROPE,  LLC


     By:    /s/ David  W.  Knickel
     Name:  David  W.  Knickel
     Title:  Vice  President


HM  PG  EUROPE  I,  C.V.

By:     HMEU  Fund  I-C,  Inc.,  its  General  Partner


     By:    /s/ David  W.  Knickel
     Name:  David  W.  Knickel
     Title:  Vice  President


HMEU  FUND  I-C,  INC.


     By:    /s/ David  W.  Knickel
     Name:  David  W.  Knickel
     Title:  Vice  President

HMTF  BRIDGE  VIATEL,  LLC


     By:    /s/ David  W.  Knickel
     Name:  David  W.  Knickel
     Title:  Vice  President


HMTF  BRIDGE  PARTNERS,  L.P.

By:     HMTF  Bridge  Partners,  LLC,  its  General  Partner


     By:    /s/ David  W.  Knickel
     Name:  David  W.  Knickel
     Title:  Vice  President


HMTF  BRIDGE  PARTNERS,  LLC


     By:    /s/ David  W.  Knickel
     Name:  David  W.  Knickel
     Title:  Vice  President